[LETTERHEAD]

August 30, 2007

Via Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:  Mr. Larry Spirgel

          Division of Corporation Finance

          Mail Stop 3720

Re:

MediaG3, Inc.
Form SB-2/Amendment No. 1, Filed August 8, 2007
File No. 333-140640
Client-Matter No. 24014-0002

Dear Mr. Spirgel:

On behalf of MediaG3, Inc., a Delaware corporation (the “Company”), we hereby acknowledge receipt of the second comment letter from the Staff, dated August 16, 2007 (the “Second Comment Letter”) relating to the Company’s Registration Statement on Form SB-2 (File No. 333-140640) (the “Registration Statement”) and Amendment No. 1 to the Registration Statement.  The Staff’s comments have been set forth below in italics, and the paragraphs have been numbered to correspond to the numeration of the Second Comment Letter.

Securities and Exchange Commission
Attn:  Mr. Larry Spirgel

August 30, 2007

Form SB-2 (Amendment No. 1)

Capitalization, page 12

1.

Please disclose under this caption that the sale of 20,000,000 shares of common stock offered by this prospectus is on a self-underwritten best efforts basis, using the efforts of the Company’s Chief Executive Officer.  Please expand the capitalization table to include additional pro forma columns showing the results of selling less than the maximum amount of shares.  For example, show the results of sales of 25%, 50% and 75% of the total shares offered in the prospectus.

Pursuant to your request, we will add to the “Capitalization” section of the prospectus a disclosure that the sale of the common stock offered by the prospectus is on a self-underwritten best efforts basis, using the efforts of the Company’s Chief Executive Officer.  We will also add three additional pro forma columns to the table in the “Capitalization” section showing the results of selling 25%, 50% and 75% of the total shares offered in the prospectus.  Such modifications will be set forth in Amendment No. 2 to the Registration Statement, which we intend to file on or before September 4, 2007.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.

Please disclose the name of the registered accounting firm as required by Rule 2-02(a) of Regulation S-X.

The name of the registered accounting firm as required by Rule 2-02(a) of Regulation S-X is Mayer Hoffman McCann P.C.  The name will be properly included in Amendment No. 2.

2.

Please refer to the response to our prior comment 5.  We note that you have accounted for the acquisition of Little Sheep using the purchase method of accounting.  Please tell us why the 2005 year audited financial statements of Little Sheep have not been included in the filing.  Please refer to the requirements of Item 310(c)(2) and (d) of Regulation S-B.  Your response should include the computation required by Item 310(c)(2) of Regulation S-B.

Pursuant to Item 310(c)(2) of Regulation S-B, the Company will include the financial statements for Little Sheep for the period from May 20, 2005 (inception) to December 31, 2005 in Amendment  No. 2.    Management of the Company believes it likely that the computation required by Item 310(c)(2) would result in the acquiree total assets as a percentage of consolidated assets of greater than 40%, and would therefore require the Company to furnish  financial statements for Little Sheep for the two most recent years.  However, we note that Little Sheep only began operations on May 20, 2005,and therefore all financial statements required by Item 310(c)(2) of Regulation S-B will be included in Amendment No. 2.

Securities and Exchange Commission
Attn:  Mr. Larry Spirgel

August 30, 2007

3.

Please refer to the response to our prior comment 10.  You indicate that “A senior and staff with a qualified PCAOB registered accounting firm located in China performed the required audit procedures in China”.  As requested in our prior comment, your response does not address the name of the registered PCAOB firm which was involved in the audit of the Chinese operations.  Also, your response doe not address how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB standards.

We have been informed by the Company’s auditors, Mayer Hoffman McCann P.C. (“MHM”), that the name of the registered PCAOB firm that was involved in the audit of the Chinese operations was Jimmy C. H. Cheung and Company, C.P.A. (“Cheung & Co.”).  MHM assessed the qualifications of Cheung & Co. as follows:

Cheung & Co. is a member firm of Kreston International Limited, a worldwide association of independent accounting  and advisory firms of which MHM is also a member.  The two partners of the accounting firm Cheung & Co. are Jimmy Cheung and Jason Leo, who had a combined 29 years with the international accounting firm of PricewaterhouseCoopers (PwC) prior to their present firm.  As a note, Mr. Leo formerly managed the PwC office in Macau and has significant SEC experience.  Mr. Leo was the audit partner on the engagement and oversaw the work of his in-charge.

The accounting firm Cheung & Co. is PCAOB registered and is well versed in U.S. GAAP.  MHM has worked with Cheung & Co. in the recent past and believes the firm to be competent and well qualified.

4.

Please clarify whether the partner and staff of MHM traveled to China to supervise the required audit procedures in China for the 2006 audit.  Describe in detail the audit procedures for 2005 and 2006 not requiring actual presence in China that were performed in the United States.  We may have additional comments after we review your response.

The Company received the following information from MHM in response to this comment:

In fulfilling its responsibilities as the Company’s independent registered accounting firm, MHM followed the policies and procedures for coordination with the Chinese accounting firm set forth in the PCAOB’s Auditing Standards.

The PCAOB’s AS3, paragraph A67 states that if other auditors were not referred to in the principal auditors’ opinion, one or more of the following would be required:

•

Visit the other auditors and discuss the audit procedures followed and results thereof.

•

Review the audit programs of the other auditors.  In some cases, it may be appropriate to issue instructions to the other auditors as to the scope of their work.

•

Review additional audit documentation of the other auditors relating to significant findings or issues in the engagement completion document.

Pursuant to the above, the MHM partner, manager, and senior reviewed and supervised the work of the Cheung & Co. staff.  In providing this review and supervision, MHM discussed the audit procedures to be performed with the Cheung & Co. staff.  Additionally, MHM obtained Cheung & Co.’s audit programs and workpapers for inclusion in MHM’s files and compared such programs and workpapers to MHM audit programs.

Securities and Exchange Commission
Attn:  Mr. Larry Spirgel

August 30, 2007

Additionally, the MHM engagement partner and a bi-lingual MHM staff person traveled to China on July 25, 2006.  During this visit, MHM completed the following:

•

Met with Cheung & Co. to discuss the procedures being performed;

•

Held SAS 99 discussions with Cheung & Co. and with employees at the subsidiaries;

•

Discussed the qualifications of the audit team and noted that all team members are CPAs licensed in China and are knowledgeable of U.S. GAAP and PCAOB Standards;

•

Inspected various financial records; and

•

Performed review of cash receipts and sales returns.

As to work performed in the United States, MHM performed the audit of the U.S. operations.  Of the total net loss of $857,444, $595,936 or 70% was incurred through the U.S. operations.  Additionally, MHM examined management’s estimates of the allowance for sales returns, bad debt, inventory obsolescence, and possible impairment of long-lived assets.  This examination took into account MHM’s experience in China as well as discussions with Cheung & Co. and employees at the Company’s subsidiaries.

MHM’s engagement partner and staff plan to visit MediaG3, Inc.’s subsidiaries in China on an annual basis to review Jimmy Cheung’s workpapers and perform additional procedures such as cash receipts and sales returns as well as meeting with management of the subsidiaries and performing SAS 99 and other procedures.

Securities and Exchange Commission
Attn:  Mr. Larry Spirgel

August 30, 2007

As the Company has directed us to request effectiveness of the Registration Statement as soon as possible, please contact me if you have any questions regarding the matters discussed in this letter.

Sincerely,

HOPKINS & CARLEY
A Law Corporation

/s/Cathryn S. Gawne

Cathryn S. Gawne

CSG/pt

cc:

Mr. William Yuan